UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Publicly-held Company Board of Trade (NIRE) No. 33 300 152580	TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Publicly-held Company Board of Trade (NIRE) No. NIRE 33300262539

NOTICE TO SHAREHOLDERS

Trading of Shares Ex-Dividend

TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNL”) and TELEMAR NORTE LESTE S.A. (“Telemar”), pursuant to decisions at their respective general shareholders’ meetings, held on April 14, 2009, approving, among other matters, the use of proceeds and distribution of dividends during the current fiscal year, on a date to be defined by the companies, hereby give notice to their shareholders that all shares of both companies will be traded ex-dividend as of July 1, 2009.

1. Dividends: Shareholders holding share interests on June 30, 2009 will receive dividends as described below. As previously announced, dividends paid will be adjusted based on the TR reference rate (Taxa Referencial) from January 1, 2009 until the date of first payment, to be timely informed to the shareholders:

a) TNL:

	Reais per Share (remuneration up to June 30, 2009)	Number of Shares (*)	Total (in reais)
TNLP3 (Common)	2.07931191	127,575,583	265,269,429.02
TNLP4 (Preferred)	2.07931191	254,849,168	529,910,910.00
TOTAL		382,424,751	795,180,339.02

*	Excluding Treasury Shares

b) Telemar:

	Reais per Share (remuneration up to June 30, 2009)	Number of Shares (*)	Total (in reais)
TMAR3 (Common)	3.27691779	107,063,093	350,836,954.10
TMAR5 (Preferred)	3.60460957	130,263,795	469,550,122.08
TOTAL		237,326,888	820,387,076.29

*	Excluding Treasury Shares

It is noted that the preferred class “B” shares of Telemar have already been attributed the total aggregate amount per share of R$4.7896, accredited from interest on shareholders’ equity (August 15, 2008) and dividends (September 11, 2008), and having reached the limit established in Article 11 of the company’s bylaws.

Rio de Janeiro, June 22, 2009

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig

	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer